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                                                                    EXHIBIT 99.3
                                                           [English Translation]
                                                           September 27, 2003
                                                           Corporate Disclosure

                  TRANSFER OF BUSINESS WITH MAJOR SHAREHOLDERS

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
1. Company name                                                                        Dreamline Corporation
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   - Relationship                                                                        Affiliated company
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                                        a. Date of Transfer                               November 1, 2003
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                                                                        - Broadband Internet access infrastructure in the 'Transfer
                                                                        Area' except for HFC lines
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2. Details of                           b. Subject of Transfer          - Service contracts signed between Dreamline and the
Transfer of                                                             Dreamline subscribers in the 'Transfer Area'
Business                                                                ------------------------------------------------------------
                                                                        - Service contracts signed between Dreamline and
                                                                        broadcasting companies in the 'Transfer Area'
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                                        c. Purchase Price (KRW)                                                        2,500,000,000
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3. Purpose of Transfer                                                             To strengthen Hanaro's broadband business
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4. Impact of Transfer                                                   Increase in the number of broadband subscribers and revenues
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5. Shareholders' Meeting                                                               -
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6. Matters regarding Stock Options                                                     -
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7. Date of Board Resolution                                                    September 26, 2003
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    - Attendance of Independent Directors                                Attendance: -                        Absence: -
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    - Attendance of Auditor                                                            No
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8. Subject to the Fair Trade Act                                                       No
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
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9. Others                                                               The Purchase Price is subject to change up to the date
                                                                        immediately prior to the Date of Transfer depending on the subscribers' agreement to such transfer.

                                                                        The date of board resolution is the date of signing.

                                                                        The transfer of business hereto does not require a
                                                                        Shareholders' Meeting since it is not subject to Article 374 of Commercial Law, Article 190-2-2 of Securities and
                                                                        Exchange Act, and Article 84-8-1 of Directives.
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                                                                        Date of relevant local filing : September 8, 2003
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